                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No.   )
                                -----------------

                  MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                       (Name of Subject Company (Issuer))

                      MADISON LIQUIDITY INVESTORS 117, LLC
                                MRI PARTNERS, LLC
                         MADISON CAPITAL MANAGEMENT, LLC
                                  HABERHILL LLC
                                 BRYAN E. GORDON
                               RONALD M. DICKERMAN
                               DOUGLAS H.S. GREENE
                       (Name of Filing Persons (Offerors))

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    571641208
                      (CUSIP Number of Class of Securities)

              Ronald M. Dickerman                        Douglas H. S. Greene
        Madison Capital Management, LLC                     Haberhill LLC
           410 Park Avenue, Suite 540                      11790 Glen Road
           New York, New York  10022                  Potomac, Maryland  20854
                (212) 687-0518                              (301) 299-8715

                                    Copy to:
                              David E. Martin, Esq.
                           100 Park Avenue, 22nd Floor
                            New York, New York 10017
                                 (212) 953-3822

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

       ------------------------------------------------------------------

        Transaction Valuation*                   Amount of Filing Fee
        ----------------------                   --------------------
            $2,502,300                                 $501
-------------------------------------

*For purposes of calculating the filing fee only. This amount assumes the purchase of 8,341 Units of the subject company at $300 in cash per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $                     Filing Party:
         Form or Registration Number:                  Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1.  Summary Term Sheet.

     (a) The information set forth under the caption "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The name of the subject company is Marriott Residence Inn II Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 10400 Fernwood Road, Bethesda, Maryland 20817, and its telephone number at that address is (301) 380-2070.

     (b) The Partnership had 70,000 Units of Limited Partnership Interest outstanding as of September 7, 2001, according to its Quarterly Report on Form 10-Q for the quarter ended September 7, 2001.

     (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and Section 8 - "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons

     (a)-(c) The information set forth in "Introduction," Section 11 - "Certain Information Concerning the Purchaser" and in Schedule I of the Offer to Purchase is incorporated herein by reference. During the last five years, none of the Purchaser, any of the other Bidders nor any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 4.  Terms of the Transaction.

     (a) This Schedule TO relates to the offer by Madison Liquidity Investors 117, LLC, a Delaware limited liability company (the "Purchaser"), and MRI Partners, LLC, Madison Capital Management, LLC, Haberhill LLC, Bryan E. Gordon, Ronald M. Dickerman and Douglas H.S. Greene, as co-bidders, to purchase up to 7,000 units of limited partnership interest ("Units") for cash at a price equal to $300 per Unit in cash, reduced by any cash distributions made or declared on or after February 15, 2002 (the "Offer Date"), with interest at the rate of 7% per annum from the Expiration Date to the date of payment (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 15, 2002 (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, as each may be supplemented or amended from time to time.

     The information set forth under the captions Section 1 - "Terms of the Offer" through Section 7 - "Certain Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (a)  Not applicable.

     (b) The information set forth under the caption "Introduction - Establishment of the Offer Price" in the Offer to Purchase is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a), (c)(1)-(7) The information set forth under the caption Section 9 - "Purpose of the Offer; Future Plans" in the Offer to Purchase and in the Supplement thereto is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth under the caption Section 12 - "Source of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b), (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

     (a)-(b) The information set forth in Section 11 - "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

         None.

Item 10. Financial Statements.

     The information set forth in Section 11 - "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

     (a) The information set forth in "Introduction - Establishment of the Offer Price" and Section 14 - "Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

     (b) None.

Item 12. Exhibits.

      (a)(1)   Offer to Purchase dated February 15, 2002.
      (a)(2)   Form of Agreement of Assignment and Transfer.
      (a)(3)   Letter to Unitholders dated February 15, 2002.
      (a)(4)   Summary Publication of Notice of Offer dated February 15, 2002.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2002

                          MADISON LIQUIDITY INVESTORS 117, LLC

                          By: MRI Partners, LLC, Managing Member

                              By: /s/ Ronald M. Dickerman
                                  ---------------------------------------------
                                  Ronald M. Dickerman, Managing Director

                              MRI PARTNERS, LLC

                              By: /s/ Ronald M. Dickerman
                                  ---------------------------------------------
                                  Ronald M. Dickerman, Managing Director

                              MADISON CAPITAL MANAGEMENT, LLC

                              By: /s/ Ronald M. Dickerman
                                  ---------------------------------------------
                                  Ronald M. Dickerman, Managing Director

                              HABERHILL LLC

                              By: /s/ Douglas H.S. Greene
                                  ---------------------------------------------
                                  Douglas H.S. Greene, Managing Member

                              /s/ Bryan E. Gordon
                              -------------------------------------------------
                              BRYAN E. GORDON

                              /s/ Ronald M. Dickerman
                              -------------------------------------------------
                              RONALD M. DICKERMAN

                              /s/ Douglas H.S. Greene
                              -------------------------------------------------
                              DOUGLAS H.S. GREENE

                                  EXHIBIT INDEX

Exhibit   Description                                                       Page

(a)(1)    Offer to Purchase dated February 15, 2002.
(a)(2)    Form of Agreement of Assignment and Transfer.
(a)(3)    Letter to Unitholders dated February 15, 2002.
(a)(4)    Summary Publication of Notice of Offer dated February 15, 2002.